Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH, D.C.
213
SECTION

File Number: 82.2994

31 July 2006

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

pp

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA



Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

31 July 2006

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL ACQUIRES PALM SPRINGS WATER BUSINESS

Coca-Cola Amatil (CCA) has reached agreement to acquire the assets of the home and office water delivery company Palm Springs Limited following an approach by Palm Springs Limited to CCA to purchase the business. The purchase price is $7.4 million plus a payment for those debtors to be taken over as at completion of the acquisition.

Completion of the acquisition is expected within the next three months and is subject to Palm Springs shareholder approval. The acquisition is subject to a number of conditions, including final approval by the Australian Competition and Consumer Commission.

Following acquisition the Palm Springs business will be integrated into CCA's existing bottled water company, Neverfail Springwater Co. Pty. Ltd.

Neverfail Springwater, which was acquired by CCA in 2003, is Australia's largest home and office delivery bulk water company, with 158,000 customers.

Palm Springs, established in 1988, is Australia's second largest home and office water business, with 25,000 customers and operations in Queensland, NSW and Victoria. Its sales revenue over the past 12 months was $18 million.

Managing Director for CCA's Australian Operations, Warwick White, welcomed the acquisition of Palm Springs.

"Palm Springs approached us to purchase its bottled water business and we saw it as an opportunity to leverage the value from our existing home and office water delivery business, Neverfail Springwater," Mr White said.

"The acquisition of Palm Springs will provide us with an opportunity to expand our existing customer relationships and service capabilities, and we will also be able to offer a broader array of products and services to existing Palm Springs customers."

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

Inquiries (Analysts):	Kristina Devon, Investor Relations Manager	(02) 9259 6185
Inquiries (Media):	Sally Loane, Director of Media and Public Affairs	(02) 9259 6532 or 0416 162 336

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA